UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 11)

                            COLGATE-PALMOLIVE COMPANY
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   194-162-103
                                 (CUSIP Number)

                                December 31, 2000
                                 (Date of Event)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X]  Rule 13d-1(b)
          [ ]  Rule 13d-1(c)
          [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               Page 1 of 5 Pages

-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LaSalle Bank National Association (not in its individual or corporate capacity but solely as trustee (the "Trustee") of the Colgate-Palmolive Company Employee Stock Ownership Trustee (the "Trust") (Tax Identification No. 36-1521370 )


-------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) [ ]


                                                      (b) [ ]

-------------------------------------------------------------------------------

3        SEC USE ONLY

-------------------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION

          LaSalle Bank National Association is a national banking association organized under the laws of the United States.

-------------------------------------------------------------------------------



    NUMBER OF            5    SOLE VOTING POWER
                                       0
      SHARES       ------------------------------------------------------------

   BENEFICIALLY          6    SHARED VOTING POWER
                                       45,176,910 as of December 31, 2000 (1)(2)
     OWNED BY      ------------------------------------------------------------

       EACH              7    SOLE DISPOSITIVE POWER
                                        0
    REPORTING      ------------------------------------------------------------

   PERSON WITH           8    SHARED DISPOSITIVE POWER
                                       45,176,910 as of December 31, 2000 (1)
-------------------------------------------------------------------------------

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       45,176,910 as of December 31, 2000 (1)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

-------------------------------------------------------------------------------

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                       7.4% as of December 31, 2000 (3)
-------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON*
                                       BK, EP
-------------------------------------------------------------------------------

Item 1.

         (a)      Name of Issuer:
                  --------------

                  Colgate-Palmolive Company (the "Issuer")

         (b)      Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                  300 Park Avenue
                  New York, New York  10022-7499


CUSIP No. 194-162-103          Schedule 13G                    Page 2 of 5 Pages

Item 2.

         (a)      Name of Person Filing:
                  ---------------------

                  The Trust and the Trustee

         (b)      Address of Principal Business Office or, if none, Residence:
                  -----------------------------------------------------------

                  The Trustee                    The Trust
                  135 South LaSalle St.          c/o LaSalle Bank National
                  Chicago, IL  60603                 Association
                                                 135 South LaSalle St.
                                                 Chicago, IL  60603

         (c)      Citizenship:
                  -----------

                    LaSalle Bank National Association is a banking association organized under the laws of the United States.

         (d)      Title of Class of Securities:
                  ----------------------------

                  Common Stock

         (e)      CUSIP No.:
                  ---------

                  194-162-103

Item 3.  The person filing this statement is a:
         -------------------------------------

          (b)  [X]  Bank as defined in Section 3(a)(6) of the Act.


          (f) [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") or Endowment Fund.

Item 4.  Ownership.
         ---------

         The following information relates to the reporting person's ownership of Common Stock of the Issuer as of December 31, 2000.

         (a)      Amount Beneficially Owned:
                  -------------------------

                                    45,176,910 (1)

         (b)      Percent of Class:
                  ----------------

                                    7.4% (3)

         (c)      Number of Shares as to Which Such Person Has:
                  --------------------------------------------

                    (i)       Sole power to vote or to direct the vote:

                                            0

                    (ii)      Shared power to vote or to direct the vote:

                                            45,176,910 (1)(2)

                    (iii) Sole power to dispose or to direct the disposition of:

                                            0

                    (iv)      Shared   power  to   dispose   or  to  direct  the
                              disposition of:

                                            45,176,910 (1)


CUSIP No. 194-162-103          Schedule 13G                    Page 3 of 5 Pages

------------------------

(1) Includes 3,593,628 unallocated shares of Convertible Preferred Stock, Series B, each of which is convertible into eight shares of Common Stock. Excludes 2,749,768 shares of Common Stock which are allocated to accounts of participants ("ESOP Participants") of the Colgate-Palmolive Employee Stock Ownership Plan (the "ESOP") and 1,661,219 shares of Convertible Preferred Stock, Series B which are allocated to accounts of the ESOP Participants.

(2) Participants in the Trust have the right to direct the Trustee in the voting of Common Stock and Convertible Preferred Stock, Series B, allocated to their accounts on all matters required to be submitted to a vote of shareholders. If no directions are received as to the voting of allocated shares of Common Stock and Convertible Preferred Stock, Series B, the Trustee votes such shares in the same proportion as the allocated shares for which the Trustee receives directions from participants. The unallocated shares of Common Stock and the Convertible Preferred Stock, Series B are voted by the Trustee in the same proportion as the allocated shares for which the Trustee receives directions from participants. In the event of a tender offer, the participants have the right to direct the Trustee as to the manner in which to respond. Allocated shares of Common Stock and Convertible Preferred Stock, Series B, for which no directions are received shall not be tendered by the Trustee. The unallocated shares of Common Stock and Convertible Preferred Stock, Series B, are tendered in the same proportion as the allocated shares for which directions are received. 28,749,024 unallocated shares of Common Stock (consisting of 3,593,628 shares of Convertible Preferred Stock, Series B each of which is convertible into eight shares of Common Stock) are held by the Trustee in its capacity as Trustee of the Trust. This statement includes 388,366 shares of Common Stock which are held by the Trustee as trustee custodian for certain accounts unrelated to the Issuer or the Trust. The filing of this Schedule 13G shall not be construed as an admission that the Reporting Person is, for the purposes of Section 1(d) and 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(3) Based on 568,702,944 shares of common stock of the Issuer outstanding on December 31, 2000 as provided by the Issuer.


Item 5.  Ownership of Five Percent or Less of a Class.
         --------------------------------------------

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
         ---------------------------------------------------------------

          Subject to the terms and conditions of the ESOP Trust and the related plan, ESOP Participants are entitled to receive certain distributions or assets held by the Trust. Such distributions may include proceeds from dividends on, or the sale of, shares of Common Stock or Convertible Preferred Stock, Series B reflected in this Schedule 13G. The respective participants' accounts disclosed under Item 4(a) above may have the right to receive, or direct the receipt of, dividends on, or proceeds from the sale of, the 388,366 shares of Common Stock disclosed under such Item 4(a) as being held by the Trustee as trustee custodian for certain accounts unrelated to the Issuer or the Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
          ------------------------------------------------------------

                           Not Applicable.

Item 8.  Identification and Classification of Members of the Group.
         ---------------------------------------------------------

                            Not Applicable.

Item 9.  Notice of Dissolution of Group.
         ------------------------------

                            Not Applicable.

Item 10. Certification.
         -------------

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


CUSIP No. 194-162-103          Schedule 13G                    Page 4 of 5 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2001              LaSalle National Bank National Association
                                    (not in its individual or corporate capacity
                                     but solely as Trustee of the Trust)

                                    /s/ E. Vaughn Gordy
                                    -------------------------------------------
                                    E. Vaughn Gordy



CUSIP No. 194-162-103          Schedule 13G                    Page 5 of 5 Pages